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                                                                      EXHIBIT 11


                 SCHEDULE OF COMPUTATION OF EARNINGS PER SHARE
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                          FOR THE YEAR-END DECEMBER 31,

            PRIMARY                         1995       1994       1993
            -------                         ----       ----       ----

Net income                                $512,055   $345,086   $454,470
                                          --------   --------   --------
Preferred stock dividends, net of taxes     11,125     10,921     10,673
                                          --------   --------   --------
Net income available to common
 stockholders                             $500,930   $334,165   $443,797
                                          ========   ========   ========
Weighted average shares outstanding        146,057    148,371    150,398
                                          --------   --------   --------

PRIMARY EARNINGS PER SHARE (*)               $3.43      $2.25      $2.95
                                          ========   ========   ========

            FULLY DILUTED
            -------------

Net income                                $512,055   $345,086   $454,470
                                          --------   --------   --------
Adjustments to net income:
  Assumed additional cost if
   ESOP shares are fully converted net
   of certain tax benefits                 (3,178)    (3,386)    (4,121)
  After tax interest on the 6% zero
   coupon convertible debt                     --         --       3,869**
                                          --------   --------   --------
Fully diluted net income                  $508,877   $341,700   $454,218
                                          --------   --------   --------

Average shares outstanding                 146,057    148,371    150,398
Add incremental shares representing:
  Shares issuable upon exercise of
   stock options based on year-end
   price                                       791        426        257
  Performance incentive shares
   issuable based on year-end
   market price                                164         88         80
  Shares assumed issuable upon
   conversion of ESOP shares                 4,267      4,342      4,384
  Shares assumed issuable upon
   conversion of 6% zero coupon
   convertible debt                            --         --       1,458**
                                          --------   --------   --------
Weighted average number of shares
 as adjusted                               151,279    153,227    156,577
                                          ========   ========   ========

FULLY DILUTED EARNINGS PER SHARE             $3.36      $2.23      $2.90
                                          ========   ========   ========

Dilutive effect of incremental shares        -1.9%      -1.0%      -1.7%
                                          ========   ========   ========


(*) Incremental shares have not been considered in the computation of primary earnings per share in accordance with generally accepted accounting principles which requires inclusion only when dilutive effect is greater than three percent.

(**)Redeemed August 13, 1993.



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